UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.10)*

Center Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
151408101 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 30, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13 D which was filed on June 27, 2006, Amendment No. 1 was was filed on September 27, 2006, Amendment No. 2 was filed on November 1, 2006, Amendment No. 3 was filed on January 3, 2007, Amendment No. 4 was filed on January 30, 2007, Amendment No. 5 was filed on February 1, 2007, Amendment No. 6 was filed on March 22, 2007, Amendment No. 7 was filed on May 2, 2007, Amendment No. 8 was filed on May 8, 2007 and Amendment No. 9 was filed on May 8, 2007 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Chewy Gooey Cookies, L.P. (“Chewy”), Berggruen Holdings North America Ltd. (“Berggruen”), Lawrence Seidman (“Seidman”), Dennis Pollack (“Pollack”), Harold Schechter (“Schechter”), Raymond Vanaria (“Vanaria”), Peter Bray (“Bray”) and LSBK06-08, L.L.C. (“LSBK”), collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Center Bancorp, Inc., a New Jersey corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

 Item 4. Purpose of Transaction

On May 30, 2007, The Committee to Preserve Shareholder Value issued a Press Release announcing the certified vote tally for Center Bancorp, Inc.'s 2007 Annual Meeting confirmed all three of The Committee's nominees have been elected to the board of directors.  This press release, in its entirety, is attached hereto as Exhibit A.

Item 5. Interest in Securities of the Issuer.
(a)(b)(c)  As of the close of business on May 30, 2007, the Reporting Persons owned beneficially an aggregate of 1,294,240 shares of Common Stock which constituted approximately 9.77% of the 13,248,406 shares of Common Stock outstanding as of April 2, 2007 as disclosed in the Issuer's 2007 Proxy Statement dated April 5, 2007.

Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2007

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated June 27, 2006

By:	/s/ Lawrence B. Seidman Manager, LSBK06-08, L.L.C.

                                                          Exhibit A
PRESS RELEASE

THE COMMITTEE TO PRESERVE SHAREHOLDER VALUE’S NOMINEES ELECTED TO CENTER BANCORP BOARD

PARSIPPANY, N.J., MAY 30, 2007 PR Newswire/ -- The Committee to Preserve Shareholder Value (“The Committee”) today announced that the certified vote tally for Center Bancorp, Inc.’s (NASDAQ: CNBC) 2007 Annual Meeting confirmed all three of The Committee’s nominees have been elected to the board. The final voting results, certified by the independent inspectors of election, IVS Associates, Inc. show that approximately 55% of the votes cast were in favor of The Committee’s nominees.

“We are extremely pleased with the results and want to thank all shareholders for their support,” said Larry Seidman. “Harold Schechter, Raymond Vanaria, and I are all excited to serve on CNBC’s board and will strive to enhance shareholder value.”

The Committee beneficially owns 1,294,240 shares of Center Bancorp (9.76% of the outstanding shares) and is Center Bancorp’s largest shareholder.

Contact:  Seidman & Associates
Lawrence Seidman
(973) 952-0405